As filed with the Securities and Exchange Commission on August 27, 2003

                                            Securities Act File No. 333-103549
                                      Investment Company Act File No. 811-8327

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                              ------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                        Pre-Effective Amendment No.    [ ]
                     Post-Effective Amendment No. 2    [X]
                       (Check appropriate box or boxes)

                              ------------------

                    Merrill Lynch Global Growth Fund, Inc.
            (Exact Name of Registrant as Specified in its Charter)

                              ------------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                              ------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                              ------------------

                                Terry K. Glenn
                    Merrill Lynch Global Growth Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                              ------------------

                                  Copies to:
Laurin Blumenthal Kleiman, Esq.                    Andrew J. Donohue, Esq.
SIDLEY AUSTIN BROWN & WOOD LLP                   FUND ASSET MANAGEMENT, L.P.
      787 Seventh Avenue                                P.O. Box 9011
New York, New York 10019-6018                 Princeton, New Jersey 08543-9011
                              ------------------

Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.

     This Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-103549) (the "N-14 Registration Statement") consists of the following:

(1) Facing Sheet of this Registration Statement.

(2) Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on April 2, 2003 under Rule 497 under the Securities Act of 1933, as amended.

     This Post-Effective Amendment No. 2 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Mercury Global Holdings, Inc. ("Global Holdings"), as Exhibit 12 to this Registration Statement. The tax opinion relates to the reorganization of Global Holdings into the Registrant.

                                    PART C

                               OTHER INFORMATION




Item 15. Indemnification.

     Reference is made to Article V of the Articles of Incorporation of Merrill Lynch Global Growth Fund, Inc. (the "Registrant"), Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

     Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Each officer and director of the Registrant claiming indemnification within the scope of Article VI of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article VI of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.


Exhibit
Number        Description

 1(a)      -- Articles of Incorporation of the Registrant, dated August 4,
              1997.(a)
  (b)      -- Articles Supplementary to Articles of Incorporation of the
              Registrant, dated November 3, 1997.(b)
  (c)      -- Articles Supplementary Increasing the Authorized Capital Stock
              of the Corporation and Creating an Additional Class of Common Stock, dated December 9, 2002.(c)
 2         -- By-Laws of the Registrant.(d)
 3         -- Not applicable.
 4         -- Agreement and Plan of Reorganization between the Registrant and
              Mercury Global Holdings, Inc.(e)
 5         -- Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation, as amended, and the By-Laws of the Registrant.(f)
 6(a)      -- Management Agreement between the Registrant and Merrill Lynch
              Investment Managers, L.P. as amended (the "Manager").(g)
  (b)      -- Sub-Advisory Agreement between the Manager and Merrill Lynch
              Asset Management U.K. Limited.(d)
 7         -- Form of Distribution Agreement between the Registrant and FAM
              Distributors, Inc. (the "Distributor").(h)
 8         -- None.
 9(a)      -- Form of Custodian Agreement between the Registrant and State
              Street Bank and Trust Company.(i)
  (b)      -- Credit Agreement between the Registrant and a syndicate of banks.(j)
  (c)      -- Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(k)
  (d)      -- Form of Second Amended and Restated Credit Agreement between the
              Registrant, a syndicate of banks and certain other parties.(l)
  (e)      -- Form of Third Amended and Restated Credit Agreement between the
              Registrant, a syndicate of banks and certain other parties.(m)
10(a)      -- Form of Amended and Restated Class B Distribution Plan of the
              Registrant.(n)
  (b)      -- Form of Amended and Restated Class C Distribution Plan of the
              Registrant.(n)
  (c)      -- Form of Amended and Restated Class D Distribution Plan of the
              Registrant.(n)
  (d)      -- Revised Merrill Lynch Select PricingSM System Plan pursuant to
              Rule l8f-3.(o)
11         -- Opinion of Sidley Austin Brown & Wood LLP, counsel for the
              Registrant.(v)
12         -- Opinion of Sidley Austin Brown & Wood LLP, counsel for the
              Registrant and Mercury Global Holdings, Inc.
13(a)(1)   -- Transfer Agency, Dividend Disbursing Agency and Shareholder
              Servicing Agency Agreement between the Registrant and Financial Data Services, Inc.(p)
  (a)(2)   -- Amendment to the Transfer Agency, Dividend Disbursing Agency and
              Shareholder Servicing Agency Agreement between the Registrant and Financial Data Services, Inc.(q)
  (a)(3)   -- Amendment to the Transfer Agency, Dividend Disbursing Agency
              and Shareholder Servicing Agency Agreement between the Registrant and Financial Data Services, Inc.(q)
  (a)(4)   -- Form of Amendment to the Transfer Agency, Dividend Disbursing
              Agency and Shareholder Servicing

              Agency Agreement between the Registrant and Financial Data Services, Inc.(r)
  (b)      -- Form of Administrative Services Agreement between the
              Registrant and State Street Bank and Trust Company.(s)
  (c)      -- Securities Lending Agreement.(t)
14(a)      -- Consent of Ernst & Young LLP, independent auditors for the
              Registrant. (w)
  (b)      -- Consent of Deloitte & Touche LLP, independent auditors for
              Mercury Global Holdings, Inc. (w)
15         -- Not applicable.
16         -- Power of Attorney.(u)
17(a)      -- Prospectus dated January 1, 2003, and Statement of Additional
              Information dated January 1, 2003, of the Registrant. (v)
  (b)      -- Prospectus dated March 28, 2002, and Statement of Additional
              Information dated March 28, 2002, of Mercury Global Holdings, Inc. (v)
  (c)      -- Annual Report to Stockholders of the Registrant for the year ended August 31, 2002. (v)
  (d)      -- Annual Report to Stockholders of Mercury Global Holdings, Inc.
              for the year ended November 30, 2002. (v)
  (e)      -- Form of Proxy. (v)
  (f)      -- Prospectus dated March 19, 2003, and Statement of Additional
              Information dated March 19, 2003 of Mercury Global Holdings, Inc. (w)

----------------

(a) Filed on August 5, 1997 as an Exhibit to the Registrant's Registration Statement on Form N-1A (File No. 333-32899) under the Securities Act of 1933, as amended (the "Registration Statement").
(b) Filed on March 6, 1998 as an exhibit to Post-Effective Amendment No. 1 to the Registration Statement.
(c) Filed on December 30, 2002 as an Exhibit to Post-Effective Amendment No. 7 to the Registration Statement.
(d) Filed on September 10, 1997, as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
(e) Included as Exhibit I to the Proxy Statement and Prospectus contained in Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-103549) (the "N-14 Registration Statement"), filed on March 31, 2003.
(f) Reference is made to Articles IV, V (sections 3, 5, 6 and 7), VI, VII and IX of the Registrant's Articles of Incorporation, as supplemented, filed as Exhibit 1 (a) and Exhibit 1 (b) to the Registration Statement and to
     Article II, III (sections 1, 3, 5 and 6), VI, VII, XIII, and XIV of the Registrant's By-Laws, filed as Exhibit 2 to the Registration Statement.
(g) Filed on September 10, 1997, as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
(h) Incorporated by reference to Exhibit 5 of Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Balanced Capital Fund, Inc. (File No. 2-49007), filed on June 30, 2000.
(i) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust (File No. 33-49873), filed on October 30, 2001.
(j) Incorporated by reference to Exhibit (8)(b) to the Registration Statement on Form N-1A of Master Premier Growth Trust (File No. 811-09733), filed on December 21, 1999.
(k) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973) filed on December 14, 2000.
(l) Incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837) filed on December 14, 2001.
(m) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 13, 2002.
(n) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Balanced Capital Fund, Inc. (File No. 2-49007) filed on June 30, 2000.
(o) Incorporated by reference to Exhibit 14 to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.
(p) Filed on September 10, 1997 as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.
(q) Filed on December 30, 2002 as an Exhibit to Post-Effective Amendment No. 7 to the Registration Statement.

(r) Incorporated by reference to Exhibit 8(a)(3) to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521) filed on December 20, 2002.
(s) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
(t) Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929), filed on July 24, 2002.
(u) Included on the signature page of the N-14 Registration Statement, filed on February 28, 2003 and incorporated herein by reference.
(v)  Filed on February 28, 2003, as an Exhibit to the N-14 Registration
     Statement.
(w) Filed on March 31, 2003, as an Exhibit to Post-Effective Amendment No. 1 to the N-14 Registration Statement.

Item 17. Undertakings.
         ------------

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 27th day of August, 2003.

                                    MERRILL LYNCH GLOBAL GROWTH FUND, INC.
                                    (Registrant)


                                    By: /s/ TERRY K. GLENN
                                        ---------------------------------
                                        (Terry K. Glenn, President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                 Signatures                                      Title                                Date
---------------------------------------------  ----------------------------------------  -------------------------------


              TERRY K. GLENN*                  President (Principal Executive Officer)
---------------------------------------------  and Director
              (Terry K. Glenn)

              DONALD C. BURKE*                 Vice President and Treasurer
---------------------------------------------  (Principal Financial and Accounting
             (Donald C. Burke)                 Officer)

              DONALD W. BURTON*                Director
---------------------------------------------
             (Donald W. Burton)

               M. COLYER CRUM*                 Director
---------------------------------------------
              (M. Colyer Crum)

            LAURIE SIMON HODRICK*              Director
---------------------------------------------
           (Laurie Simon Hodrick)

---------------------------------------------  Director
              (David H. Walsh)

               FRED G. WEISS*                  Director
---------------------------------------------
              (Fred G. Weiss)

*By: /s/ Terry K. Glenn                                                                  August 27, 2003
    ----------------------------------------
    (Terry K. Glenn, Attorney-in-fact)



                                 EXHIBIT INDEX

Exhibit
Number          Description
-------         -----------
 12          -- Opinion of Sidley Austin Brown & Wood LLP, counsel for the
                Registrant and Mercury Global Holdings, Inc.